December 5, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Julie F. Rizzo

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C.  20549

Re:                       Erickson Air-Crane Incorporated

Amendment No. 5 to Registration Statement on Form S-1

Filed December 27, 2010

File No. 333-166752

Dear Ms. Rizzo:

This letter is the response of Erickson Air-Crane Incorporated (the “Company,” “we” and “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission to the above referenced Registration Statement.  We have included your numbered comments below and the Company’s response follows.  The Company has filed Amendment No. 6 to the Registration Statement via EDGAR and has sent five marked courtesy copies of the amendment to Mr. J. Dana Brown.

Before specifically addressing the Staff’s comments, given the length of time since the Company’s last filing, we would like to summarize the most significant changes to the Registration Statement and the proposed offering.  After delays due to market conditions, the underwriter has advised the Company that it is ready to proceed with the offering.  We appreciate the Staff’s cooperation.

The cover page of the Registration Statement reflects a change in company counsel to Milbank, Tweed, Hadley & McCloy LLP (“Milbank”).  This change reflects a decision made by the Company in early 2011, and did not arise as a result of any disagreement with prior counsel. In addition, the cover page of the Registration Statement reflects a change in underwriters counsel to DLA Piper LLP (US).  Such change was made as a result of the change in the lead underwriter, with Stifel Nicolaus & Company, Incorporated (“Stifel”) becoming the sole book-running manager.  Stifel chose to work with its own counsel, and the change did not result from any disagreement with prior underwriters counsel.  The change in lead underwriter reflects a decision made by the Company that the offering would benefit from the change and the efforts of the underwriting group now in place.

The principal changes from Amendment No. 5 to the Registration Statement are:

A.                                                          The inclusion of audited financial statements for the year ended December 31, 2010 and unaudited financial statements for the nine months ended September 30, 2011, conforming changes throughout the Registration Statement to update information to include 2010 and 2011 financial information and operating data.

B.                                                            The elimination of much disclosure related to the proposed sale of the Company’s S-64 Aircrane (each, an “Aircrane”) to Wan Yu Industries Groups, Limited (China Taicang Aircrane Company, Limited) (“Taicang”).  The deposit with respect to the Aircrane sale(s) to Taicang required by the arrangement was not received and therefore the arrangement with Taicang terminated.  The Company continues to pursue Aircrane sales in China and elsewhere, but its disclosure does not address sales that are only possibilities.

C.                                                            The addition of disclosure related to an Aircraft Lease and Purchase Option Agreement entered into August 1, 2011, as amended on October 11, 2011, with HRT Netherlands B.V. (“HRT”), a subsidiary of a large Brazilian oil and gas company, relating to one Aircrane.  The Company leased the Aircrane to HRT as of September 1, 2011 and HRT paid the lease rate in advance for the entire 4.5 month initial lease period.  HRT has an option to purchase the Aircrane exercisable until January 15, 2012, and lease payments would be credited against the purchase price if the purchase option is exercised.

D.                                                           The addition of disclosure regarding the settlement of two outstanding litigations that were disclosed in the prior filings.

E.                                                             The addition of disclosure regarding amendments to the Company’s credit agreement on June 30, 2011 and the removal of the risk disclosed in Amendment No. 5 of a potential default under the credit agreement shortly following an offering.

General

1.                          In your next amendment please fill in all information omitted from the prospectus other than information omitted pursuant to Rule 430A of the Securities Act.

Given the change in the lead underwriter and the substantial updating to the Registration Statement with the inclusion of audited 2010 financial statements and related disclosure and the significantly altered disclosures referred to above, the Company has not filled in price range and other related information with this filing.  The Company is in the process of discussing such matters with Stifel in light of the current status of the Company’s business and market dynamics.  The Company intends to include the additional information in its next filing and understands that the Staff will need to have time to review the Registration Statement in light of such information when it is included.

2.                          Please revise throughout your filing to update discussions of the potential breach of debt covenants and whether a deposit has been received from Wan Yu Industries Groups, Limited since the filing of the fifth amendment to your registration statement. Additionally please update your Recent Business Developments section on page five and file any revised agreements as exhibits to your next amendment as applicable.

We have revised the discussion of the debt covenants to indicate that the Company amended its credit agreement effective June 30, 2011 to, among other things, waive compliance with specified debt covenants at December 31, 2010 and March 31, 2011 and change the financial covenants going forward so that the Company could be in compliance.  We have emphasized throughout the prospectus that absent these changes, the Company would not have been in compliance with its debt covenants.

As indicated above, the deposit with respect to the Aircrane sale(s) to Taicang was not received and therefore the arrangement with Taicang terminated.  Although the Company is continuing to pursue potential sales of Aircranes in China, we have eliminated throughout the prospectus the discussion of specific sales arrangements that are only possibilities.

We included disclosure regarding the Aircraft Lease and Purchase Option Agreement with HRT and included that contract as an exhibit.  The Company has leased the Aircrane to HRT and received the lease payment for the initial term.  The Company has included disclosure regarding the uncertainty of any sale to HRT.

3.                          Please revise throughout your filing as applicable to disclose that Wan Yu Industries Groups, Limited’s ability to complete the purchase of the Aircranes may require additional approvals from government entities, including, approvals to release funds allocated to the purchase of the Aircranes.

As discussed in the response to Comment 2, because the deposit was not received from Taicang, the arrangement with Taicang terminated.  We eliminated throughout the prospectus the discussion of that arrangement.

Note Regarding Financial Covenant Compliance, page ii

4.                          Please revise your disclosure to clarify, if true, that the termination of the aircraft sale agreement with Aliar Aircrane Services

Especializados Ltda. in 2010 has caused you to anticipate not being in compliance with certain of your financial debt covenants as of December 31, 2010.  Additionally, please revise your disclosure to clarify, if true, that you only anticipate receiving Aircrane sales revenues at the earliest in the first quarter of 2011 because Wan Yu Industries Groups, Limited has not yet made the payment that is due on or before January 31, 2011.

As indicated in the response to Comment 2, the Company amended its credit agreement effective June 30, 2011 to ensure that it was not in breach of the financial covenants under the agreement at December 31, 2010 or March 31, 2011 and to avoid a breach of the financial covenants as of June 30, 2011.  As a result, the Company believes the explanatory note is no longer required.  We have updated disclosure throughout the document to describe the amendments and to highlight that, but for the amendments, the Company would not have been in compliance with the financial covenants under its credit agreement.  The disclosures also address the risk the Company may fail to meet certain covenants in the future if there are cancellations, reductions or delays in customer orders and related matters, including if HRT decides not to purchase an Aircrane.  Also as noted in the response to Comment 2, we eliminated references to the arrangement with Taicang, which terminated upon Taicang’s failure to pay the deposit.

Prospectus Summary, page 1

Our Company, page 1

5.                          We note your disclosure in the last sentence of the risk factor beginning on page 16.  Please include disclosure in this section that the Aircrane sales to Wan Yu Industries Groups, Limited represent a significant portion of your anticipated revenues in 2011 and 2012.

As noted in the response to Comment 2 above, we eliminated references to the arrangement with Taicang.  We added disclosure to the prospectus summary that, if HRT purchases an Aircrane in 2012, we expect the purchase would represent a significant portion of the Company’s anticipated revenues in 2012.

6.                          We note your disclosure in the second risk factor on page 15 that backlog includes the expected revenues from Aircrane sales to Wan Yu Industries Groups, Limited. Please provide us with your analysis under Item 101(c)(viii) of Regulation S-K for including these revenues in your backlog given the non-refundable deposit due on or before January 31, 2011 and the other substantial risks and uncertainties with respect to this arrangement. Additionally, please revise this section and elsewhere in your prospectus as applicable to provide an indication of the portion of the backlog not reasonably expected to be filled within the current fiscal year.

As noted in the response to Comment 2, we eliminated references to the arrangement with Taicang, including eliminating the anticipated revenue from that arrangement from backlog.  We have clarified throughout the prospectus the portion of backlog not reasonably expected to be filled in the current fiscal year.  The Company has not included in backlog revenues it would receive from its sale of an Aircrane to HRT or other sales that are subject to substantial risks and uncertainties.

Changes to our Company Since Our 2007 Acquisition, page 4

7.                          We note your response to our prior comment one. Please revise the cross-reference on page five to the “Trends and Uncertainties” section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations to state “Trends and Uncertainties Affecting Our Business.”

The description of the 2009 Aircane sale has been moved to “Prospectus Summary—Our Strategy—Increase Our Aircane Sales.”  We have therefore complied with this comment by adding the requested cross-reference under this heading.

Recent Business Developments, page 5

8.                          Please revise the second paragraph of this section to include disclosure that this agreement is subject to substantial risks and uncertainties and to include a cross reference to the risk factor beginning on page 16.

As noted in the response to Comment 2, we eliminated references to the arrangement with Taicang, including the specific risk factor that addressed the arrangement.  We have included a discussion of the HRT lease and purchase option in the Summary, and have included a cross-reference to the risk factor, “Risk Factors—Cancellations, reductions or delays in customer orders, delays in delivery of Aircranes, or customer breaches of purchase agreements may adversely affect our results of operations and our ability to comply with covenants under our Credit Agreement.”

9.                          Please revise to discuss the termination of the Aliar Aircrane Services Especializados Ltda. aircraft sale agreement including the reasons for the termination of the agreement especially given that disclosures in the filing, such as on page 44, indicate that the aircraft was substantially completed on December 8, 2010 and this agreement was terminated on December 13, 2010.

The Company has included a discussion in the risk factor, “Risk Factors—Cancellations, reductions or delays in customer orders, delays in delivery of

Aircranes, or customer breaches of purchase agreements may adversely affect our results of operations and our ability to comply with covenants under our Credit Agreement” that addresses past contracts and non-binding letters of intent that have not closed.  Aliar is not mentioned by name as neither its name nor the names of the prior China-based companies with which the Company has entered into agreements is material to an investor, and significant time has passed since those contracts.  A specific disclosure also discusses the potential credit agreement defaults in the past that would have occurred without waivers.  We believe the discussion now addresses the risks in such situations to a prospective investor.

The Offering, page 6

Use of Proceeds, page 6

10.                   We note your response to our prior comment three and reissue in part.  Please revise the second paragraph of this section to include the information set forth in the penultimate sentence of the last paragraph on page 69.

We have made the requested change.

Risk Factors, page 12

We may not realize the anticipated benefits of acquisitions, page 24

11.                   We note your disclosure in the risk factor beginning on page 16.  Please revise this risk factor to include disclosure regarding your assistance to Wan Yu Industries Groups, Limited to develop capabilities and facilities to manufacture, market and support the Aircrane in China or please advise.

In light of the lack of progress under the non-binding memorandum of understanding with Taicang and with another China-based entity, and the fact that we do not expect to move forward on a joint venture in the near term, we have omitted any discussion of Taicang and any potential business with it from Amendment No. 6 to the Registration Statement.  Although we continue to pursue business opportunities in China, no particular business arrangements in China are certain enough to merit disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Trends and Uncertainties Affecting Our Business; Aircrane Sales, page 43

12.                   We note your disclosure in the second paragraph of this section that you do not anticipate recognizing “significant” revenue in the fourth quarter of 2010 in connection with your agreement with Wan Yu

Industries Groups, Limited. This appears to conflict with disclosure elsewhere in the filing which indicates that you do not expect to recognize any Aircrane sales revenues until the first quarter of 2011.  Please advise or please revise your disclosure to remove this discrepancy.

As noted in the response to Comment 2, we eliminated references to the arrangement with Taicang and have updated the discussion of revenue recognition to address the Company’s lease arrangement and purchase option with HRT.

Part II

Exhibit Index, page II-6

13.                   We note your response to our prior comment 6.  Please advise when you plan to file Exhibit 5.1.

The Company engaged Milbank as its counsel relatively recently and Milbank has not completed the work necessary to give this opinion prior to this filing. We intend to file Exhibit 5.1 with the next filing.  As a courtesy to the Staff, we have included a proposed form of opinion as Exhibit A to this letter that is still subject to our review.

Exhibits 3.3, 3.4 and 10.2

14.                   We note that you have filed as Exhibits 3.3, 3.4 and 10.2 the Form of Second Amended and Restated Certificate of Incorporation, the Form of Second Amended and Restated Bylaws and the Form of Erickson Air-Crane Incorporated Stock Incentive Plan, respectively.  We also note your disclosure in the first paragraph on page 130 that you will complete a recapitalization and amend and restate your certificate of incorporation prior to the completion of this offering and your disclosure in the carryover paragraph starting on page 118 that you intend to adopt the 2011 Stock Incentive Plan before you complete this offering.  Please advise as to whether you will file the executed Second Amended and Restated Certificate of Incorporation, the Second Amended and Restated Bylaws and the Erickson Air-Crane Incorporated Stock Incentive Plan in a future amendment to your registration statement.

As reflected throughout Amendment No. 6 to the Registration Statement, the Company now intends to adopt a 2012 Stock Incentive Plan and has deleted references to the 2011 Stock Incentive Plan, including related exhibits.  The Company expects to file its 2012 Stock Incentive Plan documentation with the next filing.  Thereafter, the Company would not intend to file such documentation after formal approval unless there is a material change.

The form of Second Amended and Restated Certificate of Incorporation and Second

Amended and Restated Bylaws will be adopted between the time the Registration Statement becomes effective and the closing date of the offering.  We note the instructions with respect to articles of incorporation in Item 601 of Regulation S-K, “Where it is impracticable for the registrant to file a charter amendment authorizing new securities with the appropriate state authority prior to the effective date of the registration statement registering such securities, the registrant may file as an exhibit to the registration statement the form of amendment to be filed with the state authority. In such a case, if material changes are made after the copy is filed, the registrant must also file the changed copy.”  As a result, if there are material changes to such documents, we will file the changed copy.

Exhibit 10.20

15.                   Please advise as to why the parties amended this agreement to modify the amount of the deposit and extend the date by which the deposit must be paid.

The amount and timing of the deposit was modified at the customer’s request.  The $5 million was intended to serve as a deposit for the purchase of five Aircranes; the $1.0 million was intended as a deposit for the first Aircrane.  The timeline was extended because the customer did not pay the deposit by the time originally stated.  As noted in the response to Comment 2, we have eliminated references to the arrangement with Taicang, including eliminating this exhibit, which terminated upon Taicang’s failure to pay the deposit.

16.                   We also note that this exhibit refers to Attachments 1, 2 and 3 which are not yet attached.  Please refile Exhibit 10.20 to include these attachments or please advise.

As noted in the response to Comment 2, we eliminated references to the arrangement with Taicang, including eliminating this exhibit, which terminated upon Taicang’s failure to pay the deposit and is no longer a material contract.

Please address any questions or comments you may have about this letter and the registration statement to me at (212) 530-5505.

Very truly yours,

/s/ DOUGLAS A. TANNER

Douglas A. Tanner

cc:                                 J. Dana Brown (SEC Reviewer)

Charles E. Ryan

Michael P. Reed, Esq.

Frank M. Conner III, Esq

Exhibit A

Exhibit 5.1

December [  ], 2011

Erickson Air-Crane Incorporated

5550 SW Macadam Avenue, Suite 200

Portland, Oregon 97239

Ladies and Gentlemen:

We have acted as counsel to Erickson Air-Crane Incorporated (the “Company”), a Delaware corporation, in connection with the registration of the sale of up to [                  ] shares (the “Shares”) of Common Stock of the Company of which [                 ] Shares will be issued and sold by the Company and up to [               ] Shares will be sold upon exercise of an over-allotment option granted by certain selling stockholders (the “Selling Stockholders”). We understand that the Shares are to be sold to the underwriters for resale to the public as described in the Registration Statement and pursuant to an underwriting agreement to be entered into by and among the Company and the underwriters (the “Underwriting Agreement”) substantially in the form filed as an exhibit to the registration statement with respect to the Shares on Form S-1, Registration No. 333-166752 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

We have examined file copies of the Registration Statement, as amended to date, including the documents filed as exhibits thereto, and such other documents and records as we have deemed necessary and relevant for the purposes hereof.  In addition, we have relied on certificates of officers of the Company and of public officials and others as to certain matters of fact relating to this opinion and have made such investigations of law as we have deemed necessary and relevant as a basis hereof.  In the course of such examinations and investigations, we have assumed the genuineness of all signatures on, and the authenticity of, all documents and records submitted to us as originals, the conformity to authentic original documents and records of all documents and records submitted to us as copies, and the truthfulness of all statements of fact contained therein.

Based on the foregoing and subject to the limitations, assumptions and qualifications set forth herein, and having due regard for such legal considerations as we deem relevant, we are of the opinion that when the Registration Statement has become effective under the Securities Act and the Company’s Series A Redeemable Preferred Stock and Class A Common Stock has been converted into a single class of Common Stock as described in the Registration Statement, which conversion will occur after the effectiveness of the Registration Statement and before the sale of the Shares to the underwriters, (1) the Shares to be issued and sold by the Company have been duly authorized and, when such Shares are issued and paid for in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and nonassessable, and (2) the Shares to be sold by the Selling Stockholders have been duly authorized and are validly issued, fully paid and nonassessable.

The foregoing opinion is based on and limited to the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting those laws currently in effect) and the relevant law of the United States of America, and we render no opinion with respect to the law of any other jurisdiction.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5 to the Registration Statement and to the references to our firm under the heading “Legal Matters” in the prospectus included in the Registration Statement.  By giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated by the Commission thereunder.

Very truly yours,

MILBANK, TWEED, HADLEY & McCLOY LLP

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